
January 7, 2022

Mark Chi Hang Lo
Chief Executive Officer
AMTD Digital Inc.
25/F Nexxus Building
41 Connaught Road Central
Hong Kong

> **Re: AMTD Digital Inc.**
> **Amendment No. 10 to**
> **Registration Statement on Form F-1**
> **Filed on December 2, 2021**
> **File No. 333-256322**

Dear Mr. Lo:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 1, 2021 letter.

Amendment No. 10 to Registration Statement on Form F-1

Cover Page

1. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Please also include this disclosure in your Summary on page 8.

<u>Our ADSs may be delisted or prohibited from being traded over-the-counter under the Holding
Foreign Companies Accountable Act..., page 19</u>

2.   Please update your disclosure to reflect that the Commission adopted rules to implement
the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying
the Commission of its determination that it is unable to inspect or investigate completely
accounting firms headquartered in mainland China or Hong Kong.

You may contact John Spitz at 202-551-3484 or Ben Phippen at 202-551-3697 if you
have questions regarding comments on the financial statements and related matters. Please
contact John Stickel at 202-551-3324 or Erin Purnell at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance